UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 31, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                        KPN acquires Speedlinq, dated March 31, 2006.

Press release

KPN acquires Speedlinq	Date
31 March 2006

Number
024pe

KPN has today acquired Dutch internet provider Speedlinq. Speedlinq has nearly 40,000 ADSL customers. The acquisition is line with KPN’s ambition to strengthen its position in the broadband market.

Established in 2002, Speedlinq is a fast-growing, network-independent service provider, offering good value for quality services. The provider was voted ‘best buy’ by Dutch consumer rights organisation Consumentenbond in January.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 4, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel